December 17, 2008
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:   Kevin Woody, Accounting Branch Chief
Mark Rakip, Staff Accountant
Karen Garnett, Associate Director
Phil Rosenberg, Staff Attorney
Re:      First Potomac Realty Trust
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Form 10-Q for period ended September 30, 2008
Filed November 10, 2008
File No. 1-31824
Re:      First Potomac Realty Trust
Post-Effective Amendment No. 1 to Form S-11
Filed November 14, 2008
File No. 333-142149
Dear Mr. Woody:
This letter is in response to the comments of the Staff of the Securities and Exchange Commission in your letter dated December 4, 2008 with respect to First Potomac’s Form 10-K filed for the year ended December 31, 2007 and Form 10-Q for the period ended September 30, 2008. We are also responding to your letter dated December 9, 2008 regarding the Post-Effective Amendment No. 1 to Form S-11 filed on November 14, 2008.
In response to your letters, set forth below are the comments noted in your letter followed by our responses to your comments.
Item 2. Properties, page 22
1.	Please revise to disclose the following information:
•	Average occupancy rates for each of the last five years;

•	The average effective annual rental per square foot for each of the last five years; and;

•	A schedule of lease expirations for each of the next ten years.
          Please provide these disclosures in future filings and tell us how you plan to comply.
7600 Wisconsin Avenue ♦ 11th Floor ♦ Bethesda, Maryland 20814 ♦ Phone (301) 986-9200 ♦ Fax (301) 986-5554

Response:
The Company will comply with this request and provide this information by adding the requested disclosures on a portfolio-wide basis for periods prior to 2007 and on a segment basis for periods subsequent to 2006 in future Form 10-K filings. As disclosed in our Form 10-K, the Company reorganized its operations into three reportable segments effective January 2007.
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 26.
2.	Please tell us the extent to which you are funding distribution payments from sources other than operating cash flows and identify those sources.
Response:
Historically, the Company has generated sufficient cash flow from operating activities to fund distributions. The consolidated statement of cash flows and related discussion of cash flows in the 10-K reflect significant annual increases in cash provided by operating activities that exceed our annual distributions. The Company also funds real estate acquisitions, capital expenditures for tenant improvements, development, redevelopment, property improvements and leasing commissions related to the operations of our real estate portfolio. These activities are funded with available cash from operating activities and borrowings on our unsecured revolving credit facility. To the extent all cash flow from operations has been used to fund activities as indicated above, the Company may borrow to fund the payment of distributions.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Funds from Operations, page 50.
3.	In future filings, please revise your presentation to prominently note that funds from operations is a non-GAAP measure.
Response:
The Company will modify future filings to more clearly and prominently disclose that funds from operations is a non-GAAP measure.
Item 8. Financial Statements and Supplemental Data
Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
(i) Intangible Assets, page 68
4.	Please tell us how you have considered expected renewal periods of below-market leases in determining the value of the in-place lease intangible liabilities for acquired properties.

Response:
The Company’s underlying assumption regarding renewal periods is that a tenant will renew its lease if the contractual rental rate is below the market rental rate at the time of renewal. For leases with renewal options, the Company anticipates that the rental rate associated with acquired below-market leases will remain below market at the time of renewal unless specifically stated in the lease that the actual rate will be at the prevailing market rate at the time of renewal. If the acquired below market lease provides for a below market fixed-rate renewal (rather than an at market renewal), the renewal option is assumed to be exercised by the tenant at that below-market fixed-rate. The renewal period is added to the remaining contractual term in determining the present value of the difference between contractual rent amounts and estimated fair market lease rents. The resulting intangible is amortized over the accounting lease term which is the existing term and the below-market renewal period. The Company’s lease portfolio has an inconsequential number of leases which provide for a below market fixed-rate renewal. For leases where the contractual rental rate is at or above market, the renewal period is not considered in the determination of the value of the intangible nor the amortization period based on the definition of lease term contained in SFAS No. 13.
(7) Debt
(a) Mortgage Debt, page 76
5.
We note that for specific outstanding fixed rate debt you have elected to present the maturity date based on the anticipated repayment date of these loans. Please tell us whether the interest rate will be reset to a stated rate or a rate that approximates a current market rate for the remaining term. Please cite accounting literature relied upon.

Response:
The Company considered EITF 86-15, Increasing Rate Debt, in determining the accounting treatment of our increasing rate debt and interest expense and related disclosures. The consensus reached in this guidance notes that the borrower’s periodic interest cost should be determined using the interest method based on the estimated outstanding term of the debt. In estimating the term of the debt, the borrower would consider its plan, ability and intent to service the debt. Accordingly, we calculate interest expense, including the amortization of debt issue costs, using the effective interest method over the anticipated period during which we expect the debt to be outstanding.
As of December 31, 2007, the Company had approximately $145.8 million of fixed rate mortgage debt which included contractual terms that increase the applicable interest rate at a specified date in the future. In estimating the term of this debt in accordance with EITF 86-15, the Company considers the contractual date that the interest rate increases to be the anticipated repayment date. As disclosed in the Company’s third quarter Form 10-Q, the Company repaid, on the Company’s anticipated repayment date, the remaining principal balance and the related accrued interest on one such mortgage loan that encumbered the Suburban Maryland Portfolio. This loan represented approximately 50 percent of the December 31, 2007 balance of all outstanding debt for which the maturity date was based on the anticipated repayment date.
The Company expects that the remaining outstanding balances of the specifically indicated loans will be repaid on the anticipated repayment dates, as disclosed. The Company has demonstrated both the intent and ability to repay the debt on the anticipated dates as most recently evidenced by the third quarter 2008 repayment, as well as other recently completed financing transactions, including a mortgage loan issued to partially finance a third quarter 2008 acquisition and a secured term loan, which can be expanded by an amount that would be sufficient to repay a significant portion of the remaining outstanding loans with increasing interest rate provisions. The interest rate of the expanded secured term loan commitment is less than the reset rates on the remaining mortgage loans described above. Both of these transactions occurred in August 2008, as disclosed in our third quarter Form 10-Q. The Company has therefore recognized interest expense based on the effective interest method considering the contractual interest rates through the anticipated repayment dates for this mortgage debt as there is no expectation that the debt will remain outstanding beyond this timeframe.

The Company will enhance its disclosure related to the application of EITF 86-15 and its plans to refinance the increasing rate mortgage debt in future filings. In addition, the Company will continue to evaluate anticipated debt repayment dates and future financing transactions in consideration of changing economic conditions and access to capital markets, and, if necessary, change its estimate of the anticipated repayment dates.
Form 10-Q as of and for the period ended September 30, 2008, filed November 10, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Three and Nine Months Ended September 30, 2008 to the Three and Nine Months Ended September 30, 2007, page 32
6.
It appears that the significant decrease in weighted-average occupancy for Non-comparable properties for the three months ended September 30, 2008 is due to the second quarter 2008 sale of Alexandria Corporate Park. Please revise your disclosure in future filings to clarify the reasons for such variations.

Response:
The Company will reference the sale of Alexandria Corporate Park and provide additional information about reasons for variances, where appropriate, in future filings.
7.
Please tell us how you consider redevelopment properties in your disclosure of Non-comparable net operating income and Non-comparable properties. It appears that management has excluded some of the properties that are under redevelopment and included others. For example, Interstate Plaza and Ammendale were excluded yet there is no disclosure regarding your classification of Gateway 270 or Enterprise.

Response:
The Company excludes net operating income for Non-comparable properties when the impacts of all or a portion of a property in redevelopment for disproportionate periods of the timeframes compared would materially impact the comparability of information presented. The Company has treated the redevelopment activities associated with our larger redevelopment efforts at Interstate Plaza, Ammendale Commerce Center, Gateway 270 and Enterprise Parkway consistently and excluded the impacts in the net operating income of Non-comparable properties in the Form 10-Q. The disclosure of those properties in the Form 10-Q does not specifically list Gateway 270 or Enterprise Parkway as is noted for Interstate Plaza and Ammendale Commerce Center. The Company will revise future filings to clarify all properties excluded from Non-comparable or similar disclosures and the manner in which management makes this determination.

We have also received your letter dated December 9, 2008 regarding your limited review of the Post-Effective Amendment No. 1 to Form S-11. The Company confirms that we will amend the Form S-11 as appropriate to reflect the responses contained in this letter that apply to disclosure in the Form S-11.
The Company also acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional comments or require further information, please let us how we may assist your review.
Very truly yours,
/s/ Barry H. Bass
Barry H. Bass
Executive Vice President, Chief Financial Officer
cc:   Joel F. Bonder, Esq.
Douglas J. Donatelli
Jerard Gibson, Esq.